Semiconductor Manufacturing International Corporation

(incorporated in the Cayman Islands with limited liability)

18 Zhang Jiang Rd., Pudong New Area, Shanghai 201203, China

Tel: 86-21-5080-2000    Fax: 86-21-5080-3070

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

March 9, 2007

Mr. Martin F. James

    Senior Assistant Chief Accountant

Mr. Kevin L. Vaughn

    Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Semiconductor Manufacturing International Corporation: Form 20-F for the Year Ended December 31, 2005 Filed on June 29, 2006, File No. 1-31994

Dear Messrs. James and Vaughn:

Semiconductor Manufacturing International Corporation (the “Company”) has received the Staff’s letter, dated January 25, 2007, which sets forth the Staff’s additional comments to the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed with the Commission on June 29, 2006 (the “Form 20-F”). The Company is requesting confidential treatment of the contents of this letter and Appendix I hereto pursuant to Rule 83 under the Freedom of Information Act.

Our response to the Staff’s comments (which have been retyped herein in bold for your ease of reference) are as indicated below.

The Company acknowledges that there have been several rounds of comments as it relates to our litigation with Taiwan Semiconductor Manufacturing Company (“TSMC”) and the subsequent accounting which resulted from the Settlement Agreement entered into between the Company and TSMC in January 2005. In light of this, the Company has spent significant time and effort in reevaluating the lawsuit, the Settlement Agreement and the accounting which has been applied in prior periods. Specifically, we have reevaluated (1) the elements of the Settlement Agreement, (2) which of these elements qualify for capitalization as assets in our consolidated balance sheets and (3) the amounts that should be allocated to the elements.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

We believe that the elements of the Settlement Agreement include (i) settlement of the existing litigation, (ii) the patent license portfolio and (iii) the covenant not to sue.

Of these, the Company believes that the only asset qualifying for capitalization in our consolidated balance sheets is the intangible asset related to the patent license portfolio. This reflects a change from our previous position wherein we believe that the covenant not to sue also qualified as an intangible asset. This change in position is further described in our response to comment 5 below.

The Company continues to believe that the methodology employed in allocating the present value ($158 million) of the settlement amount to the elements of the Settlement Agreement, as described in previous responses, is appropriate. We considered, by analogy, the guidance contained in EITF Issue 04-1, Accounting for Preexisting Relationships between the Parties to a Business Combination, in making this determination. In regard to the settlement of the litigation, we note that the Settlement Agreement required all parties to bear their own legal costs and that there were no other damages (i.e. punitive) associated with the Settlement Agreement. Therefore, we believe that the amount allocated to the settlement of the litigation, referred to in prior responses as the “pre-settlement amount”, appropriately represents the fair value of the amounts that would have been paid by the Company had we licensed the patent license portfolio beginning in 2002.

Note 25. Litigation, page F-46

1.	We note your response to prior comments 1, 2, 3, and 4. Please revise future filings to provide a more detailed description of the settlement agreement and your accounting for the agreement. Discuss how you determined the value you recorded in the financial statements and the period over which you will be amortizing the assets.

The Company refers the Staff to the revised disclosure included in our response to comment #6.

2.	We note your response to prior comment 3. You state that you have valued the covenant not to sue using the Income Approach, specifically the Relief from Royalty Method. Please describe to us in greater detail how you developed the royalty rate used in valuing the TSMC covenant. In your discussion, tell us why you believe it is appropriate to use the relief from royalty method considering the unique nature of the intangible asset and the apparent lack of a market on which to base the royalty rate. Finally, discuss any other valuation methodologies you considered and how the valuation would have differed under these methodologies.

As described in the introduction and in our response to comment #5, the Company no longer believes that the TSMC covenant qualifies as an intangible asset.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Therefore, the Company respectively advises the Staff that it has not provided further detail related to the valuation of the TSMC covenant. The Company refers the Staff to the revised disclosure included in our response to comment #5 and #6.

3.	We note your response to prior comment 3 relating to the financial assumptions used in the valuation and how your valuation and allocation differentiated between the alleged past misappropriation and the rights received relating to future periods. With respect to the covenant not to sue, we note that the amounts allocated to prior periods is lower on an annualized basis than the amounts allocated to future periods on an annualized basis. Please tell us and revise future filings to clearly disclose the reason for the differences between the amounts allocated to past periods and the amounts allocated to future periods. For example, revise future filings to clearly disclose, if true, that the valuation for future periods assumes increased revenues and income arising from the intangible asset relating to the trade secrets.

The Company refers the Staff to our response to comment #2 above as it relates to the valuation of the TSMC covenant. The Company acknowledges that the amounts allocated to past periods was lower than that allocated to future periods [***]. The Company refers the Staff to the revised disclosure included in our response to comment #6.

4.	Further to the above, please confirm to us and revise future filings to clearly disclose that the amount allocated to the trade secret related to intangible asset is based on specific income expected to be generated from the intangible asset.

The Company refers the Staff to our response to comment #2 above.

5.	We note your responses to prior comment 3. It does not appear that the valuation and capitalization of the intangible asset is consistent with the covenant not to sue. Rather, it appears to more closely mirror that on an intangible asset relating to a right to use a specified asset. As such, please confirm to us and revise future filings to state, if true, that the settlement agreement provides you with a right to use the specified trade secrets.

Consistent with our response to question 2 in our letter to the Staff dated November 28, 2006, under the Settlement Agreement, TSMC agreed that it would not sue SMIC for SMIC’s alleged acquisition and use of previously acquired TSMC information in SMIC’s existing 0.15mm and larger processes and related business activities.”

The Settlement Agreement did not provide any warranty or license granting a right of use because TSMC was not in a position to, or would not, warrant that there were no third party claims to the trade secrets it claims as its own. Instead, it would only agree not to pursue claims of right on its own behalf with respect to

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

the Company’s larger technology node products. Nonetheless, we considered this was an agreement of significant value to the Company because TSMC had claimed that essentially all of the Company’s larger technology node products infringed on its trade secret rights. In the absence of the covenant not to sue, the Company had no assurance that sales of its larger geometry products would not be the subject of suit or injunction by TSMC. [***] Therefore, the covenant not to sue gave the Company the ability to manufacture and sell the subject products free of suit or injunction from TSMC. [***]

The Company previously stated in response to question 1 of its letter to the Staff dated September 15, 2006, that it believed that the covenant not to sue was recorded as a technology-based intangible asset that arose from legal rights as discussed in SFAS 141, paragraphs 39 and A14. However, upon further analysis, the Company does not believe that it would meet such criteria or those set forth in SFAS 142. The reason for this conclusion is based on the fact that TSMC had never specified the exact trade secrets that it claimed were misappropriated.

The Company notes that there is no legal registration of trade secrets and, as a result, only information obtained outside of other public channels would be recognized as someone’s trade secret in a court of law. For example, how TSMC lays out its fabrication equipment could be considered a trade secret. However, if that layout has been published elsewhere, TSMC would not be able to claim the layout as a trade secret. In addition, an infringement would only occur when SMIC had possession and deployment of TSMC’s trade secrets through direct and unauthorized channels. For example, if SMIC obtained an alleged TSMC trade secret from an equipment operating manual furnished by the equipment manufacturer, SMIC would not be deemed to have infringed upon TSMC’s trade secret. Another example would be a scenario in which a customer uses SMIC as a second supplier to TSMC in fabricating its semiconductor chips. In this instance, both SMIC and TSMC would be following the customers’ specifications and would make a similar product to meet those specifications. This would not represent an infringement as the specifications are the property of the customer, not the property of the foundries. The determination of whether one entity has infringed upon another entity’s trade secret would often be made in court. However, the Company believes that very few trade secrets can be proven in court.

As previously indicated, TSMC has never provided a detailed – or any - listing of its trade secrets to the Company. Had this occurred, the Company would have had the opportunity to determine whether or not the alleged trade secrets qualified as TSMC trade secrets in accordance with the criteria set forth in the preceding paragraph. As a result, the Company is not in a position to indicate that it has, in fact, obtained the legal or contractual rights, either explicitly or implicitly, to a trade secret to which it were not otherwise entitled. Therefore there is no assurance that the Company has obtained an intangible asset meeting the criteria of either SFAS 142 or SFAS 141.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Based on the above, the Company believes that the only intangible asset that it has acquired is TSMC’s patent license portfolio.

Previously, the Company had allocated the fair value of the legal settlement amount of $158 million to the patent license portfolio and covenant not to sue based on their relative fair values as follows: [***].

As the only intangible asset acquired is the patent license portfolio, the allocation of fair value has been modified such that 10.6%, or $16.7 million, and 89.4%, or $141.3 million, has been allocated to pre-settlement (settlement of lawsuit) and post-settlement (intangible asset), respectively.

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We do not believe that the misstatement is material to any of our financial statement line items and, as a result, do not believe that a restatement of such results is required. This conclusion is based on the following:

•

The net impact of the misstatement in 2004 represents approximately [***] of the as-reported net income for the period. [***] the Company does not believe that the impact is material in conjunction with the other factors below and considering that the impact was an overall increase to net income.

•

The net impact of the misstatement in 2005 represents approximately [***] of the as-reported net income for the period. The Company does not believe that this is material quantitatively or qualitatively in considering the other factors below.

•

The impact of recording both the fiscal 2004 and 2005 misstatements (credit to the income statement of [***]) represents approximately [***] of the estimated (unaudited) [***] and is not considered quantitatively material in considering the other factors below.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

•

There is no impact on earnings per share and, in conjunction with the aforementioned comment would not serve to mask earnings. In addition, the misstatements would not mask a trend in earnings as the Company went from a net loss in 2003 ($66.1 million) to a net gain in 2004 ($89.7 million) to a net loss in 2005 ($111.5 million). [***]

•	The misstatements do not serve to change a loss (either from operations or in total) into income or vice versa for any of the periods presented or to be presented.

•

The Company operates in a single segment. As a result, the misstatement does not concern a segment or other portion of the Company’s business that has been identified as playing a significant role in its operations or profitability.

•	The misstatement does not affect the Company’s compliance with regulatory requirements.

•	The misstatement does not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The misstatement does not have any impact on management’s compensation.

•	The misstatement does not involve the concealment of an unlawful transaction.

6.	In light of the numerous changes to your disclosure arising out of this comment and previous comment letters, please provide us with a comprehensive set of proposed revised disclosures relating the intangible assets.

Overview of TSMC Litigation:

Beginning in December 2003 through August 2004, the Company became subject to several lawsuits brought by Taiwan Semiconductor Manufacturing Company, Limited (“TSMC”) relating to alleged infringement of certain patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits.

On January 31, 2005, the Company entered into a settlement agreement, without admission of liability, which provided for the dismissal of all pending legal actions without prejudice between the two companies (the “Settlement Agreement”). The terms of the Settlement Agreement also included:

•	The Company and TSMC agreed to cross-license each other’s patent portfolio for all semiconductor device products, effective from January 2005 through December 2010.

•

TSMC covenanted not to sue the Company for trade secret misappropriation as alleged in TSMC’s legal actions as it related to .15µm and larger processes subject to certain conditions (“TSMC Covenant”). The TSMC Covenant did not cover .13µm and smaller technologies after 6 months following execution of the Settlement Agreement (July, 31, 2005). Excluding the .13µm and smaller technologies, the TSMC Covenant remains in effect indefinitely, terminable upon a breach by the Company.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

•

The Company is required to deposit certain Company materials relating to .13µm and smaller technologies into an escrow account until December 31, 2006 or under certain circumstances for a longer period of time.

•	The Company agreed to pay TSMC an aggregate of $175 million in installments of $30 million for each of the first five years and $25 million in the sixth year.

Accounting under the Settlement Agreement:

In accounting for the Settlement Agreement, the Company discounted the payment terms of the $175 million settlement amount using an annual 3.4464% interest rate to arrive at a net present value of $158 million. The Company then engaged a third-party appraiser to assist it in determining the fair value of the patent license portfolio obtained and the fair value of such rights both pre- and post-settlement.

Of the $158 million, $16.7 million was allocated to the period prior to the Settlement Agreement as the pre-settlement amount. This reflects the amount associated with settling the litigation itself. The remaining $141.3 million, representing the relative fair value of the licensed patent license portfolio, was recorded on the Company’s consolidated balance sheets as an intangible asset in accordance with the provisions of SFAS 142 and SFAS 141. This amount will be amortized over a six year period, which represents its expected useful life.

Valuation of Intangible Assets:

In estimating the fair value for the patent license portfolio, the Company evaluated the revenue from the specific products associated with the patent license portfolio and utilized the income approach, specifically the relief from royalty method. This method is based on the assumption that in lieu of ownership a market participant would be willing to pay a royalty in order to realize the value of an intangible asset.

The amount allocated to the patent license portfolio was calculated by applying the estimated royalty rate to the specific revenue generated and expected to be generated from the specific products associated with the patent license portfolio. On an annualized basis, the amounts allocated to past periods was lower than that allocated to future periods as the Company assumed increases in revenues relating to the specific products associated with the patent license portfolio.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Recent TSMC Legal Developments:

On August 25, 2006, TSMC filed a lawsuit against the Company and certain subsidiaries (SMIC (Shanghai), SMIC (Beijing) and SMIC America) in the Superior Court of the State of California, County of Alameda for alleged breach of the Settlement Agreement, alleged breach of promissory notes and alleged trade secret misapproppriation by the Company. TSMC seeks, among other things, damages, injunctive relief, attorneys’ fees, and the acceleration of the remaining payments outstanding under the Settlement Agreement.

In the present litigation, TSMC alleges that the Company has incorporated TSMC trade secrets in the manufacture of the Company’s 0.13 micron or smaller process products. TSMC further alleges that as a result of this claimed breach, the covenant not to sue is no longer in effect with respect to the Company’s larger process product.

The Company has vigorously denied all allegations of misappropriation. Moreover, TSMC has not yet proven, nor produced evidence of, any misappropriation by the Company. At present, the claims rest as unproven allegations, denied by the Company. The Court has made no finding that TSMC’s claims are valid, nor has it set a trial date.

On September 13, 2006, the Company announced that in addition to filing a response strongly denying the allegations of TSMC in the United States lawsuit, it filed on September 12, 2006, a cross-complaint against TSMC seeking, among other things, damages for TSMC’s breach of contract and breach of implied covenant of good faith and fair dealing.

On November 16, 2006, the High Court in Beijing, the People’s Republic of China, accepted the filing of a complaint by the Company and its wholly-owned subsidiaries, SMIC (Shanghai) and SMIC (Beijing), regarding the unfair competition arising from the breach of bona fide (i.e. integrity, good faith) principle and commercial defamation by TSMC (“PRC Complaint”). In the PRC Complaint, the Company is seeking, among other things, an injunction to stop TSMC’s infringing acts, public apology from TSMC to the Company and compensation from TSMC to the Company, including profits gained by TSMC from their infringing acts.

Under the provisions of SFAS 144, the Company is required to make a determination as to whether or not this pending litigation represents an event that requires a further analysis of whether the patent license portfolio has been impaired. We believe that the lawsuit is at a very early stage and we are still evaluating whether or not the litigation represents such an event. The Company expects further information to become available to us which will aid us in making a determination. The outcome of any impairment analysis performed under SFAS 144 might result in a material impact to our financial position and results of operations.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Should you have any questions regarding the foregoing, please contact me by telephone at my office in Shanghai at 011-8621-5080-2000, extension 16688 or by fax at 011-8621-5080-3070. In my absence, please contact Gareth Kung at 011-8621-5080-2000, extension 16081 or by fax at 011-8621-5080-3070.

Sincerely yours,

/s/ Morning Wu
Morning Wu
Acting Chief Financial Officer

cc:

Richard R. Chang

Anne Chen

Semiconductor Manufacturing International Corporation

Carmen Chang

Michelle Edwards

Wilson Sonsini Goodrich & Rosati, P.C.

John Wilde

Rossana Ley

Deloitte Touche Tohmatsu CPA Ltd.

[* * *]. Certain information in this letter has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Semiconductor Manufacturing International Corporation with respect to the omitted portions.

Appendix I

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